Exhibit 99.2

KPMG LLP Chartered Accountants 333 Bay Street, Suite 4600 Toronto ON M5H 2S5 Canada	Telephone	(416) 777-8500
	Fax	(416) 777-8818
	Internet	www.kpmg.ca

AUDITORS’ REPORT ON U.S. GAAP RECONCILIATION NOTE

To the Board of Directors of Jaguar Mining Inc.

On March 22, 2010, we reported on the consolidated balance sheets of Jaguar Mining Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2009, which are included in the annual report on Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Schedule of Reconciliation between Canadian and U.S. GAAP” included in the Form 40-F.  This supplemental note is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 22, 2010

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”).  The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

Consolidated Statements of Operations	Note	December 31, 2009	December 31, 2008	December 31, 2007

Net Loss under Canadian GAAP		$(7,992)	$(4,256)	$(27,660)
Decrease in depletion and amortization	a,b,c	4,318	901	372
Increase in exploration costs	a	(13,615)	(27,381)	(24,252)
Decrease in stock-based compensation	g	800	-	-
(Increase) decrease in interest expense	f	1,365	(1,365)	-
Increase (decrease) in future income taxes recovered	a	2,126	(2,182)	1,761
Net loss under U.S. GAAP		$(12,998)	$(34,283)	$(49,779)

Basic and fully diluted loss per share under U.S. GAAP		$(0.17)	$(0.54)	$(0.93)

Consolidated Balance Sheets	Note	December 31, 2009	December 31, 2008	December 31, 2007

Total assets under Canadian GAAP		$550,595	$303,834	$234,231
Decrease in inventory	a,c	(838)	(278)	(146)
Increase in other assets	d, f	4,198	652	2,859
Decrease in property, plant and equipment	a, b	(33,330)	(14,909)	(2,240)
Decrease in mineral exploration projects	a, c	(50,180)	(59,862)	(46,185)
Total assets under U.S. GAAP		$470,445	$229,437	$188,519

Total liabilities under Canadian GAAP		$204,699	$107,110	$132,712
Decrease in future income tax liability	a	(2,126)	-	(2,182)
Decrease in deferred compensation liability	g	(800)	-	-
Increase in notes payable	d	4,198	2,019	2,859
Total liabilities under U.S. GAAP		$205,971	$109,129	$133,389

Shareholders' equity under Canadian GAAP		345,896	196,724	101,519
Reverse Canadian GAAP adjustment to opening equity	d	-	-	(165)
Decrease in contributed surplus	h	-	-	-
Cumulative U.S. GAAP adjustment		(81,422)	(76,416)	(46,224)
Shareholders' equity under U.S GAAP		264,474	120,308	55,130
Total liabilities and shareholders' equity under U.S. GAAP		$470,445	$229,437	$188,519

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

The following shows the significant impact on operating, investing and financing cash flows after considering U.S. GAAP adjustments:

Consolidated Statements of Cash Flows	Note	December 31, 2009	December 31, 2008	December 31, 2007

Cash used in operations under Canadian GAAP		$31,923	$(1,410)	$1,457
Mineral exploration	a, c	(13,615)	(27,381)	(24,252)
Cash used in operations under U.S. GAAP		$18,308	$(28,791)	$(22,795)

Cash used in investing activities under Canadian GAAP		$(85,500)	$(89,297)	$(63,092)
Mineral exploration	a, c	13,615	27,381	24,252
Cash used in investing activities under U.S. GAAP		$(71,885)	$(61,916)	$(38,840)

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties, excluding greenfield exploration expenditures which are expensed as incurred. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further development costs are capitalized.

On August 7, 2007, a bankable feasibility study determined that there were commercially mineable reserves at the Santa Isabel mine for U.S. GAAP purposes.  All exploration costs related to Santa Isabel mine prior to the fourth quarter of 2007 have been expensed and all development costs after October 1, 2007 have been capitalized, for U.S. GAAP purposes.

On September 11, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Satinoco mine for U.S. GAAP purposes. All exploration costs related to Satinoco mine prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

On September 17, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Pilar and Roca Grande mines for U.S. GAAP purposes. All exploration costs related to the Pilar and Roca Grande mines prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

a)	Mineral Properties (continued)

For U.S. GAAP purposes, all exploration and development expenses not related to Sabara, Turmalina, Santa Isabel, Satinoco, Pilar and Roca Grande have been expensed.  Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities to the extent that they are not capitalized.

b)	Transition from Development Stage to Production

Under U.S. GAAP, new production facilities are placed in service once the facility has been constructed and fully tested to the point where it can be shown that it is capable of producing its intended product. Under Canadian GAAP, new production facilities are placed in service when output reaches a significant portion of the facility’s design capacity. As such, the new Sabara plant was placed in service on January 1, 2006 for U.S. GAAP purposes and on August 1, 2006 for Canadian GAAP purposes.  The Sabara plant was shut down during 2009.  The impairment charge for Canadian GAAP will be higher than for U.S. GAAP because under Canadian GAAP the net book value of the plant was higher since we started depreciating the assets at a later point in time.

c)	Stripping Costs

Under Canadian GAAP, the Company accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity. However, under U.S. GAAP, as outlined under Accounting Standards Codification (“ASC”) 930-330 (formerly, EITF Issued No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred.

d)	Deferred Financing Fees

Prior to January 1, 2007, the Company accounted for its deferred financing fees as an asset, which for Canadian GAAP purposes were amortized to the statement of operations over the period of the related debt, on a straight-line basis.  For U.S. GAAP purposes, the Company is required to defer and amortize the financing fees, directly related to incurring the debt, to the statement of operations using the interest method. Also, U.S. GAAP requires that the unamortized fees be presented on the balance sheet as a separate asset. Beginning on January 1, 2007, Canadian GAAP requires that the Company amortize deferred financing fees in the same manner as U.S. GAAP except that the debt issuance costs will be netted against the related debt.  Foreign denominated deferred financing fees are considered monetary items under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures whereas these deferred financing fees are considered non-monetary under U.S. GAAP and are not subject to foreign currency gains or losses resulting from periodic translation procedures.  An adjustment was made to the opening deficit for Canadian GAAP purposes to account for the change in accounting method relating to the deferred financing fees incurred prior to January 1, 2007.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

e)	Statement of Comprehensive Income/Loss

There is no statement of Comprehensive Income shown for U.S. GAAP purposes due to the fact that there are no differences between net loss and comprehensive loss.

f)	Early Repayment Option

For Canadian GAAP, the Company separated the early repayment option for the private placement notes (Note 11(c)) and recorded the fair value of $1.4 million related to this embedded derivative asset and a corresponding decrease in interest expense for the year ended December 31, 2008, under Canadian GAAP. Under U.S. GAAP, the Company is not permitted to separate the early repayment option.

For Canadian GAAP, the early payment option asset was written off in 2009 since the private placement notes were repaid.  Under U.S. GAAP, the interest expense was lower by $1.4 million since the early payment option asset was not recorded in 2008.

g)	Stock Appreciation Rights Plan

A Stock Appreciation Rights Plan (“SAR”) was established during the year which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SARs that call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date (Note 15) and are recorded at intrinsic value under Canadian GAAP and such intrinsic value is amortized on a graded vesting basis. Under U.S. GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the senior officers, employees or consultants are required to be measured at fair value on each reporting date and such fair value is amortized on a straight-line basis over the vesting period. As a result of the foregoing difference, stock-based compensation expense would decrease by $800,000 under U.S. GAAP for the year ended December 31, 2009 (2008-$nil)

At December 31, 2009, the recorded liability for these awards is $800,000 lower under U.S. GAAP than recorded under Canadian GAAP.

h)	Convertible Notes

The Company allocated the net proceeds from the convertible notes based on the fair values of similar debt instruments without an associated conversion option.  The remaining portion of the net proceeds was allocated to contributed surplus.

As a result of classifying the liability and equity components of a compound financial instrument according to its substance, in accordance with HB 3863 and ASC 470-20, the component of a compound financial instrument classified as a liability is different from the tax basis of the instrument. Under Canadian GAAP if the enterprise is able to settle the instrument without the incidence of tax, the tax basis of the liability component is considered to be the same as its carrying amount and there is no temporary difference.

For U.S. GAAP purposes, when the tax basis of a compound financial instrument is different from the accounting basis, the Company is required to record a deferred tax liability with an offset adjustment to contributed surplus under ASC 470-20. However, the recognition of the adjustment to contributed surplus has been offset by a reduction in the valuation allowance against future tax assets for the same amount.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

As a result of the forgoing the Company recognized a future tax liability of $11,603 through a charge to contributed surplus.  This future tax liability directly resulted in a reduction of the valuation allowance on existing future tax assets.  This reduction was allocated to contributed surplus.

i)     Accounting for Uncertainty in Income Taxes

As at December 31, 2009, the Company had $7.7 million of unrecognized tax benefits (2008-$4.8 million), which arose as a result of tax positions taken during 2009, 2008 and 2007.  If recognized, this amount would be recorded as a benefit to income taxes in the Consolidated Statements of Operations and Comprehensive Loss, and therefore would have an impact on the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in other operating expenses.  During the year ended December 31, 2009, the Company recognized $1.1 million of interest and penalties (2008 - $238,000).  The Company had $ 1.4 million of interest and penalties accrued at December 31, 2009 (December 31, 2008 -$238,000).

The Company is subject to taxes in Brazil, Canada and the United States of America.  The tax years of major tax jurisdictions that remain subject to examination as of December 31, 2009 are as follows:

Brazil	2004 to Present
Canada	2004 to Present
United States of America	2006 to Present

j)      Stock Compensation

Effective January 1, 2006, the Company adopted ASC 718 (formerly, SFAS 123(R), Share-Based Payments); to account for share based payments to employees, directors and consultants.  The adoption of ASC 718 did not have a material impact on stock-based compensation expense for 2006.  Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

A summary of the status of the Company’s non-vested share options as of December 31, 2009 is presented below:

	Awards	Weighted Average Grant-Date Fair Value
Non-vested as of January 1, 2009	722,168	$2.64
Granted	-	-
Vested	(427,668)	2.11
Forfeited	(24,500)	2.40
Non-vested as of December 31, 2009	270,000	$3.47

The total intrinsic value of the options exercised and the total fair value of options that vested during 2009 is $13.8 million (2008 - $5.6 million; 2007 - $1.4 million) and $902,200 (2008 - $762,000; 2007 - $10.3 million), respectively.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

As at December 31, 2009, there was $211,100 of total unrecognized compensation costs related to non-vested stock options.  The Company expects to recognize this expense over a weighted average period of 1 year.

As at December 31, 2009, the aggregate intrinsic value of options outstanding is $22.1 million, while the aggregate intrinsic value of the options that are currently exercisable is $20.7 million.

k)	Fair Value Measurements

ASC 820-10 (formerly, SFAS 157 “Fair Value Measurements”) prescribes a  three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities, and is consistent with the requirements of CICA Handbook Section 3862 - Financial Instruments - Disclosures. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2009 have been disclosed within Note 6 of the consolidated financial statements.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

Unlike Canadian GAAP, however, US GAAP also requires disclosure of the fair values of assets and liabilities that are measured at fair value on a non-recurring basis, which, as of December 31, 2009, are as follows:

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate fair value

Sabara property, plant, and equipment	-	-	690	-

l)     Effective Interest Rate

The effective interest rate on the Company’s note due payable to RMB International was nil (2008 - 21%; 2007- 21%), was 10% (2008 - 10%; 2007 - 10%) on its note due payable to CVRD, was 16% (2008 - 16%; 2007 - 16%) on its private placement notes and was 11.65% on its convertible notes.

m)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

n)	Recent Accounting Pronouncements

i.	Codification of Authoritative Accounting Principles

In June 2009, FASB issued the FASB Accounting Standards Codification (formerly, FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - replacement of FASB Statement No. 162). The Codification became the single source for all authoritative accounting principles recognized by the FASB to be applied to financial statements issued for periods ending after September 15, 2009. The Codification did not change GAAP and had no impact on the consolidated financial statements.

ii.	Subsequent Events

In May 2009, the FASB issued ASC 855 (formerly, SFAS No. 165, Subsequent Events). The pronouncement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 became effective for interim or annual periods ending after June 15, 2009. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

iii.	The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued ASC 825-10 (formerly, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”). This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. ASC 825-10 became effective as of the beginning of the first fiscal year commencing after November 15, 2007, with early adoption permitted. As a result of implementing ASC 825-10 in 2008, the Company determined that there was no impact on the consolidated financial statements.

iv.	Business Combinations

In December 2007, the FASB issued ASC 805 (formerly, SFAS No. 141 (revised 2007), Business Combinations). ASC 805 establishes principles and requirements of how an acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. ASC 805 was effective for fiscal years beginning after December 15, 2008.  The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASC 805 on January 1, 2009.

v.	Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued ASC 810 (formerly, SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51”). ASC 810 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 was effective for fiscal years beginning after December 15, 2008. The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASC 810 on January 1, 2009.

vi.	Derivative Instruments

In March 2008, the FASB issued amendments to ASC 815 (formerly, SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS No. 133”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company determined that there was no impact on the consolidated financial statements as a result of adopting amendments to ASC 815 on January 1, 2009.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. Dollars)

vii.	Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued ASC 350-30 (formerly, FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 (formerly, FASB Statement No. 142, “Goodwill and Other Intangible Assets”). The intent of this ASC is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805. ASC 350-30 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASC 350-30 on January 1, 2009.

Accounting Pronouncements Issued But Not Yet Implemented

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets, (“ASU 2009-16”), which is codified in ASC Topic 860, Transfers and Servicing. This pronouncement provides guidance for derecognition of transferred financial assets. ASU 2009-16 is effective for financial asset transfers occurring after the beginning of our fiscal year that begins January 1, 2010. Early adoption of ASU 2009-16 is prohibited. Adoption of ASU 2009-16 on January 1, 2010, will have no effect on our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, (“ASU 2009-17”), which is codified in ASC Topic 810, Consolidations. This pronouncement amends the consolidation guidance that applies to variable interest entities (“VIEs”). ASU 2009-17 is effective for our fiscal year that begins January 1, 2010, and early adoption is prohibited. Adoption of ASU 2009-17 on January 1, 2010, will not have a material effect on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, (“ASU 2010-06”), which is codified in ASC Topic 820, Fair Value Measurements, and Topic 715, Compensation - Retirement Benefits. This pronouncement expands disclosures about fair value measurements and is effective for our 2010 and 2011 fiscal years. Adoption of ASU 2010-06 will not have a material effect on our consolidated financial statements.